CONVERTIBLE PROMISSORY NOTE

$45,000	as of April 24, 2018

FOR VALUE RECEIVED, the undersigned, Soligen Technologies, Inc. (the “Company”) (“Borrower”), a Wyoming corporation, does hereby promise to pay Jimmy Wayne Anderson (“Lender”)(“Consultant”), or its successor, the principal sum of Forty-Five Thousand and no/100 Dollars ($45,000.00), with interest at the rate of 5% per annum. Said amount is due Consultant as per the terms of the Consulting Agreement (the “Agreement”) entered into between the Company and Consultant on April 24, 2018. Compensation under the Agreement was deemed as earned upon execution of the Agreement by Consultant. From the date of this Note until the Lender has been fully paid all principal and interest, any funds received by the Company from a financing transaction; i.e stock purchase agreement, Regulation A offering, debt issuance, or any other financing transaction consummated by the Company, shall first be used to pay down this Note in its entirety.

In the event that the Note is not paid prior to the Demand Date (July 31, 2018), Lender shall have the right thereafter, exercisable in whole or in part, to convert the outstanding principal and interest payment hereunder into a number of fully paid nonassessable whole shares of the Company’s $.001 par value common stock (“Common Stock”) determined by the number of whole shares of Common Stock into which this Note may be voluntarily converted (“Conversion Shares”) at a conversion price equal to a 50% discount to the lowest bid price for the 15 trading days prior to the submission of a Notice of Conversion (the “Note Conversion Price”); provided; however, that, in no event shall Lender be entitled to convert any portion of this Note in excess of that portion of this Note upon conversion of which the sum of (1) the number of shares of Common Stock beneficially owned by the Lender and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unconverted portion of this Note of the unexercised or unconverted portion of any other security of Maker subject to a limitation on conversion or exercise analogous to the limitations contained herein) and (2) the number of shares of Common Stock issuable upon the conversion of this portion of the Note with respect to which the determination of the proviso is being made, would result in beneficial ownership by Lender and its affiliates of more than 9.9% of the outstanding shares of Common Stock of the Company. For purposes of the proviso to the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities exchange Act of 1934 and Regulation 13D-G thereunder, except as otherwise provided in in clause (1) of such proviso. The number of shares of Common Stock to be issued upon each conversion of this Note shall be determined by dividing the Conversion Amount (as defined below) by the Note Conversion Price. The term “Conversion Amount” means, with respect to any conversion of this Note, the sum of (1) the principal amount of this Note to be converted in such conversion plus, (2) at the Company’s option, accrued and unpaid interest, if any, on such principal amount at the interest rate provided in this Note to the conversion date, provided, however, that the Company shall have the right to pay any or all interest in cash.

This Note shall in all respects be construed, governed, applied and enforced in accordance with the laws of the State of Florida applicable to contracts made and performed therein, without giving effect to the principles of conflicts of law.

The maker of this Note hereby waves presentment, protest and nonpayment.

IN WITNESS WHEREOF, this Convertible Promissory Note has been executed on the day and year first above written.

SOLIGEN TECHNOLOGIES, INC.

By:	/s/ Gary Grimshaw
Gary Grimshaw, as President